UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
March 22, 2006
OFFSHORE SYSTEMS INTERNATIONAL LTD.
(Translation of registrant’s name into English)
107-930 West 1st Street.
North Vancouver, BC V7P 3N4, Canada
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☑

Offshore Systems International Ltd.
NOTICE OF
2006 ANNUAL AND
SPECIAL GENERAL MEETING

INFORMATION CIRCULAR

[PAGE INTENTIONALLY BLANK]

March 10, 2006
TO OUR SHAREHOLDERS
I am pleased to invite you to attend the Annual and Special General Meeting (the “Meeting”) of shareholders of Offshore Systems International Ltd. (OSI) to be held on Wednesday, April 12, 2006 at 1:30 p.m. (Pacific Time) at the Metropolitan Hotel at 645 Howe Street, Vancouver, British Columbia.
The attached Notice of Annual and Special General Meeting and Information Circular provide details of the business to be conducted at the Meeting. A copy of the Company’s Annual Report is also enclosed and highlights some of OSI’s significant achievements over the last year.
Your vote is important to us. Whether or not you plan to attend the Meeting, please sign, date and return the enclosed proxy according to the instructions on the form.
I look forward to seeing you at the Meeting on April 12.
Sincerely,
Offshore Systems International Ltd.
KENNETH KIRKPATRICK
President and Chief Executive Officer

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF
SHAREHOLDERS
NOTICE IS HEREBY GIVEN that the 2006 Annual and Special General Meeting (the “Meeting) of the shareholders of OFFSHORE SYSTEMS INTERNATIONAL LTD. (the “Company”) will be held at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia, on Wednesday, April 12, 2006 at 1:30 p.m. (Pacific Time) for the following purposes:
1.	to receive and consider the report of the directors;

2.	to receive and consider the financial statements of the Company for the financial year ended November 30, 2005 and the report of the auditors thereon;

3.	to appoint an auditor for the Company for the ensuing year;

4.	to elect directors for the ensuing year;

5.	to consider and, if thought fit, pass a special resolution to change the name of the Company from “Offshore Systems International Ltd.” to “OSI Geospatial Inc.” and to alter the Notice of Articles and Articles of the Company accordingly; and

6.	to transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.
The text of the proposed special resolution to change the name of the Company is set out in the accompanying Information Circular in the section entitled “Particulars of Matters to be Acted Upon”.
The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, during normal business hours up to the date of the Meeting, and at the Meeting.
The directors of the Company have fixed March 10, 2006 as the record date for the determination of the shareholders entitled to receive this Notice.
Accompanying this Notice are an Information Circular, form of proxy, request form respecting financial statements, the Company’s Annual Report, which includes the Letter to Shareholders, and other corporate information, the consolidated financial statements for the years ended November 30, 2005 and 2004 with the auditor’s report thereon, and management’s discussion and analysis. The Information Circular contains information relating to the matters to be addressed at the Meeting.
A shareholder who is entitled to attend and vote at the Meeting, or an intermediary holding shares on behalf of an unregistered member, is entitled to appoint a proxy to attend and vote in his or her stead. Any shareholders who do not expect to attend the Meeting in person are requested to complete, sign and date the enclosed form of proxy or other form of proxy and return same within the time and to the location in accordance with the instructions set out in the form of proxy and Information Circular accompanying this Notice.
DATED at North Vancouver, British Columbia, this 10th day of March, 2006.
ON BEHALF OF THE BOARD OF DIRECTORS OF
OFFSHORE SYSTEMS INTERNATIONAL LTD.
JOHN SENTJENS
Secretary

TABLE OF CONTENTS

Proxy Solicitations	1
Appointment of Proxies	1
Revocation of Proxies	1
Changes to Proxy Delivery to Beneficial Shareholders	2
Advice to Beneficial Shareholders	2
Voting of Proxies	3
Voting In Person	4
Interest of Certain Persons or Companies in Matters to be Acted Upon	4
Voting Securities and Principal Holders of Voting Securities	4
Election of Directors	5
Statement of Executive Compensation	7
Report on Executive Compensation	12
Stock Performance Graph	14
Compensation of Directors	14
Securities Authorized for Issuance under Equity Compensation Plans	16
Corporate Governance	16
Audit Committee and Relationship with Auditor	19
Indebtedness of Directors and Executive Officers	19
Interest of Informed Persons in Material Transactions	20
Appointment of Auditor	20
Management Contracts	20
Particulars of Matters to be Acted Upon	20
Disclosure Respecting Security-Based Compensation Arrangements	21
Particulars of Other Matters to be Acted Upon	23
Additional Information	23
Board Approval	23
Schedule A: Mandate of the Board of Directors	24

INFORMATION CIRCULAR
THIS DOCUMENT CONTAINS INFORMATION AS AT MARCH 10, 2006 AND ALL AMOUNTS
ARE IN CANADIAN DOLLARS UNLESS OTHERWISE INDICATED.
PROXY SOLICITATIONS
The form of proxy accompanying this Information Circular is being solicited on behalf of the management of OFFSHORE SYSTEMS INTERNATIONAL LTD. (“we”, “us” or the “Company”) for use at the Annual and Special General Meeting of Shareholders of the Company (and any adjournment thereof) (the “Meeting”) to be held on Wednesday, April 12, 2006 at the time and place and for the purposes set out in the accompanying Notice of Meeting.
Management’s solicitation of proxies will primarily be by mail, but some proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.
APPOINTMENT OF PROXIES
The individuals named in the accompanying form of proxy are directors and/or officers of the Company.
A shareholder wishing to appoint some other person (who need not be a shareholder) to represent him at the Meeting has the right to do so, either by striking out the names of those persons named in the accompanying form of proxy and inserting the desired person’s name in the blank space provided in the form of proxy or by completing another form of proxy.
A proxy will not be valid unless the completed form of proxy is received by Computershare Trust Company of Canada (or Computershare Investor Services Inc.), Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the “Transfer Agent”) not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chair of the Meeting prior to the commencement of the Meeting.
REVOCATION OF PROXIES
A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at Suite 800 – 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chair of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

CHANGES TO PROXY DELIVERY TO BENEFICIAL SHAREHOLDERS
There are two kinds of beneficial owners — those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including the directors and officers of the Company) had no knowledge of the identity of any of their beneficial owners, including NOBOs.
After September 1, 2002, subject to the provision of National Instrument 54-101, “Communication with Beneficial Owners of Securities of Reporting Issuers”, issuers could request and obtain a list of their NOBOs from intermediaries via their transfer agents. Issuers may now obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs.
This year, the Company has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs via its transfer agent. As a result, NOBOs can expect to receive a scannable Voting Instruction Form from the Company’s transfer agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc.) (“Computershare”).
ADVICE TO BENEFICIAL SHAREHOLDERS
The information in this section is of significant importance to many shareholders, as a substantial number of shareholders do not hold common shares in their own name.
Shareholders who hold their common shares through their brokers, intermediaries, trustees, or other persons, or who otherwise do not hold their common shares in their own name (referred to in this Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of common shares will be recognized and acted upon at the Meeting.
If the common shares are listed in an account statement provided to a Beneficial Shareholder by a broker, those common shares will, in all likelihood, not be registered in the shareholder’s name. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted (for or against resolutions) at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.
Existing regulatory policy requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting.

The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the Instrument of Proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder.
In Canada the vast majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”) and/or Computershare. ADP and Computershare typically prepare a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and ask Beneficial Shareholders to return the forms to them, or otherwise communicate voting instructions by way of the Internet or telephone, for example. ADP and Computershare then tabulate the results of all instructions received and provide appropriate instructions respecting the voting of shares to be represented at the Meeting.
A Beneficial Shareholder who receives an ADP or Computershare voting instruction form cannot use that form to vote common shares directly at the Meeting. The voting instruction forms must be returned to ADP or Computershare (or instructions respecting the voting of common shares must otherwise be communicated to ADP or Computershare) well in advance of the Meeting in order to have the common shares voted. If you have any questions respecting the voting of common shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.
Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder, should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.
All references to shareholders in this Information Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.
VOTING OF PROXIES
Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided.
If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
This proxy should be signed in the exact manner as the name appears on the proxy.
If this proxy is not dated, it will be deemed to bear the date on which it is mailed by management to the holder.

THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.
The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
This proxy should be read in conjunction with the accompanying documentation provided by management.
VOTING IN PERSON
Any shareholder attending the Meeting to vote personally or as proxyholder for another shareholder shall be required to produce identification satisfactory to the Chair of the Meeting establishing his or her identity.
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON
None of the directors or senior officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors.
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES
As of March 10, 2006, the Company had 31,435,280 common shares without par value, 30,262 Class A Preference shares Series A Convertible and 341,240 Class B Series 2 Convertible Preference shares issued and outstanding.
The holders of common shares, Class A Preference Series A Convertible shares and Class B Series 2 Convertible Preference shares are entitled to receive notice of and to attend and vote at any meetings of the shareholders of the Company.
Only shareholders of record at the close of business on March 10, 2006 (the “Record Date”) who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.
To the knowledge of the directors and senior officers of the Company no person holds, directly or indirectly, shares carrying more than 10% of the voting rights attached to all classes of voting shares of the Company.

ELECTION OF DIRECTORS
Management of the Company proposes that the number of directors for the ensuing year be fixed at eight. Management intends to nominate the persons named in the following table for election as directors of the Company. Each of management’s nominees currently serves as a director of the Company. Each director elected will hold office until the next annual general meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director. In fiscal 2005 the Company had an Audit Committee, a Human Resources and Compensation Committee, and an Executive Committee. The members of such committees are indicated below.
The following information concerning the proposed nominees has been furnished by each of them:

No. of Shares
Name and			Beneficially
Present Position	Principal Occupation		Owned, Controlled
in the Company	for the Past Five Years	Director Since	or Directed (1)

E. BRINTON COXE Director	Chairman of E.B. Coxe & Co., LLC a company which specializes in finding, funding, and managing small cap companies, February 1999 to present.	July 20, 2004	0 common shares 2,000 Class B preference shares Series 2

RAYMOND W. JOHNSTON Chair of the Board & Director (2) (3) (4)	President of Chamber of Maritime Commerce, December 1999 to present; CEO, Canada Steamship Lines, May 1992 to June 1999.	November 14, 2000 (and from December 21, 1994 to September 28, 1998)	54,000 common shares

KENNETH KIRKPATRICK	President and CEO of the Company, November 7, 2005 to present;	November 7, 2005	28,500 common shares
President & Chief Executive Officer Director	COO of the Company, June 2001 to November 2005.

HELMUT F. LOBMEIER Director (2) (3) (4)	Independent Businessman and formerly co-owner of PSL Steel Ltd.	April 26, 1990	731,695 common shares

No. of Shares
Name and			Beneficially
Present Position	Principal Occupation		Owned, Controlled
in the Company	for the Past Five Years	Director Since	or Directed (1)

CAPTAIN WALTER P. PURIO	Independent Marine Consultant, 2000 to present;	January 14, 1999	133,000 common shares

Director (2) (3) (4)	President, P and H Marine Associates, Inc., 1993 to 2000;

Shipmaster – Oceans, General Dynamics, American Overseas Marine Corporation, 1985 to present.

GERALD J. SHIELDS Director	Lawyer engaged in private practice with the firms of Godinho Sinclair Shields and, since July 2005, Clark Wilson LLP.	April 8, 2005	50,000 common shares

JOSEPH A. STROUD Director	Partner at General Management Partners LLC, 2005 to present; Consultant at J.J. Lehman Equity Investors I, LP, 1997 to present.	March 15, 2006	0 common shares

DONALD W. YOUNG Director	Partner and Senior Manager at KPMG LLP, 1976 to 2005.	March 15, 2006	0 common shares

NOTES:

(1)	The approximate number of shares of the Company carrying the right to vote in all circumstances beneficially owned, directly or indirectly, or over which control or direction is exercised by each proposed nominee as of the date of this Information Circular.

(2)	Member of Audit Committee.

(3)	Member of Executive Committee.

(4)	Member of Human Resources and Compensation Committee.
All of the above persons are ordinarily resident in Canada except Messrs. Coxe, Purio and Stroud, who are ordinarily resident in the United States of America.

STATEMENT OF EXECUTIVE COMPENSATION
Executive Compensation
The table below sets out particulars of compensation paid to Named Executive Officers the following Executive Officers for services to the Company during the three most recently completed financial years. The following executive officers are “Named Executive Officers”:
(a)	The Company’s chief executive officer (“CEO”) during the most recently completed financial year;
(b)	the individual who served as our chief financial officer or acted in a similar capacity (“CFO”) during the most recently completed financial year;
(c)	each of our three most highly compensated executive officers, other than the CEO and CFO, who was serving as an executive officer at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000 per year; and
(d)	any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.
The following are the Company’s Named Executive Officers for the purposes of the following disclosure: Kenneth Kirkpatrick (President and CFO), John Sentjens (Vice President, Finance), Andrew Carniel (Vice President, Corporate Development), Wayne Hoyle (Director of Sales) and John Jacobson (former President and CEO).

Summary Compensation Table
The following sets forth compensation for the Company’s Named Executive Officers for the fiscal years indicated:

		ANNUAL COMPENSATION				LONG-TERM COMPENSATION
						AWARDS		PAYOUT
						Securities	Restricted
						Under	Shares or
						Options	Restricted	LTIP
Name	Year	Salary	`Bonus	Other Annual		Granted	Share Units	Payouts	All Other
		($)	($)	($)		(#)	($)	($)	($)

Kenneth H. Kirkpatrick	2005	$156,461	$22,500	$6,154		288,333	Nil	Nil	Nil
President & CEO. (1)	2004	$138,269	$10,000	$5,385		45,000	Nil	Nil	Nil
	2003	$129,135	Nil	$15 ,000		67,500	Nil	Nil	Nil

John T. Sentjens	2005	$108,230	$15,000	Nil		222,000	Nil	Nil	Nil
VP Finance and	2004	$97,923	7,500	Nil		18,000	Nil	Nil	Nil
Secretary	2003	$86,636	Nil	Nil		27,000	Nil	Nil	Nil

Andrew Carniel	2005	$140,000	$7,500	Nil		188,333	Nil	Nil	Nil
VP. Corporate	2004	$138,269	$10,000	$1,679		45,000	Nil	Nil	Nil
Development	2003	$129,135	Nil	Nil		67,500	Nil	Nil	Nil

Wayne Hoyle	2005	$105,092	Nil	$63,671		45,000	Nil	Nil	Nil
Director of Sales (2)	2004	$89,009	Nil	$96,477		Nil	Nil	Nil	Nil
	2003	$78,000	Nil	$42,575		7,723	Nil	Nil	Nil

John A. Jacobson	2005	$189,230	Nil	$222,177	(4)	180,000	Nil	Nil	Nil
Former President &	2004	$196,539	$15,000	Nil		60,000	Nil	Nil	Nil
CEO.(3)	2003	$179,135	Nil	$15,231		90,000	Nil	Nil	Nil

NOTES:

(1)	Mr. Kirkpatrick was promoted from COO to President and CEO on November 7, 2005.

(2)	Mr. Hoyle’s remuneration arrangement includes compensation paid under a commission arrangement tied to the closing of sales. The above figures include variable compensation paid to him under this arrangement of $63,671 (fiscal 2005), $96,477 (fiscal 2004) and $42,575 (fiscal 2003).

(3)	Mr. Jacobson’s tenure as President and CEO ended on November 7, 2005.

(4)	Other annual compensation of Mr. Jacobson includes severance payment of $200,000 arising from termination of Mr. Jacobson’s employment contract and $22,177 of vacation pay.
Long-Term Incentive Plans — Awards in Financial Year Ended November 30, 2005
The Company has no long-term incentive plans in place. A “Long-Term Incentive Plan” is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

Stock Option Grants During the Financial Year Ended November 30, 2005
The following table sets forth grants of stock options during the 2005 fiscal year to the Named Executive Officers:

					Market Value
			Total		Of Securities
	Securities		Options		Underlying
	Under		Granted to		Options
	Options		Employees in	Exercise or	on the Date
	Granted		Financial Year	Base price	of Grant	Expiration
Name	(#)		(%)	($/Security)	($/Security)	Date

Kenneth H. Kirkpatrick	45,000	(2)	9.44%	$0.88	$0.88	April 12/10
President & CEO (1)	10,000	(3)		$0.99	$0.99	July 28/10
	100,000	(4)		$0.99	$0.99	October 25/10
	133,333	(6)		$0.87	$0.91	November 23/10

John T. Sentjens	30,000	(2)	7.27%	$0.88	$0.88	April 12/10
VP Finance and Secretary	5,000	(3)		$0.99	$0.99	July 28/10
	50,000	(4)		$0.99	$0.99	October 25/10
	50,000	(5)		$0.91	$0.91	November 13/10
	87,000	(6)		$0.87	$0.87	November 23/10

Andrew Carniel	45,000	(2)	6.17%	$0.88	$0.88	April 12/10
VP Corporate Development	50,000	(4)		$0.99	$0.99	October 25/10
	50,000	(5)		$0.91	$0.91	November 13/10
	43,333	(6)		$0.87	$0.87	November 23/10

Wayne Hoyle	5,000	(2)	1.47%	$0.88	$0.87	April 12/10
Director of Sales (3)	15,000	(3)		$0.99	$0.99	July 28/10
	25,000	(5)		$0.91	$0.91	November 13/10

John A. Jacobson	60,000	(2)	5.89%	$0.88	$0.88	April 12/10
Former President & CEO (7)	120,000	(3)		$0.99	$0.99	July 28/10

NOTES:

(1)	Mr. Kirkpatrick was promoted from COO to President and CEO on November 7, 2005.

(2)	These stock options vested on April 12, 2005.

(3)	These stock options vested on July 28, 2005.

(4)	These stock options vested on October 25, 2005.

(5)	These stock options vested on November 13, 2005.

(6)	These stock options vested on November 23, 2005.

(7)	Mr. Jacobson’s tenure as President and CEO ended on November 7, 2005.

Aggregated Stock Option Exercises During the Financial Year Ended November 30, 2005 and Financial Year-End Option Values

Value of
Unexercised
			Unexercised	in-the-money
	Securities	Aggregate	Options at	Options at
	Acquired	Value	FY-End (#)	FY-End ($)
	on Exercise	Realized	Exercisable/	Exercisable/
Name	(#)	($)	Unexercisable	Unexercisable

Kenneth H. Kirkpatrick	Nil	$Nil	335,000 exercisable	Nil exercisable
President & CEO			15,000 unexercisable	Nil unexercisable

John T. Sentjens			244,000 exercisable	Nil exercisable
VP Finance and Secretary	Nil	$Nil	6,000 unexercisable	Nil unexercisable

Andrew Carniel			235,000 exercisable	Nil exercisable
VP Corporate Development	Nil	$Nil	15,000 unexercisable	Nil unexercisable

Wayne Hoyle			45,000 exercisable	Nil exercisable
Director of Sales	Nil	$Nil	Nil unexercisable	Nil unexercisable

John A. Jacobson			286,667 exercisable	Nil exercisable
Former President & CEO	Nil	$Nil	20,000 unexercisable	Nil unexercisable
Stock Option and SAR Repricings
During the most recently completed financial year, the Company did not reprice downward any stock options held by any Named Executive Officer. The Company does not have any SARs.
Defined Benefit or Actuarial Plan
The Company does not have a pension plan or actuarial plan under which benefits are determined primarily by final compensation (or average final compensation).
Termination of Employment, Change in Responsibilities and Employment Contracts
The following is a summary of the material terms and conditions of the employment contracts between the Company and each of the Named Executive Officers as of the Company’s financial year ended November 30, 2005.
Kenneth Kirkpatrick is employed as President and CEO pursuant to an employment contract dated November 7, 2005. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 18 months’ notice or payment of 18 months’ base salary in lieu of notice. Mr. Kirkpatrick’s current base salary under the contract is $245,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (subject to a maximum of 40% of his base salary. In addition, Mr. Kirkpatrick is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract provides that in the event of a change of control of the Company, that the Company is taken over by a third party, Mr. Kirkpatrick may at his option terminate the contract, in which event he is entitled to a severance payment equal to 18 months base salary The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

option terminate the contract, in which event he is entitled to a severance payment equal to 18 months base salary The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Andrew Carniel serves as Vice President, Corporate Development pursuant to an employment contract dated November 14, 2005, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months notice in writing or payment of severance equal to 12 months base salary in lieu of notice. Mr. Carniel’s current base salary under the contract is $165,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (to a maximum of 30% of his base salary. In addition, Mr. Carniel is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
John Sentjens is employed as Vice President, Finance pursuant to an employment contract dated November 14, 2005. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon 12 months notice or payment of 12 months base salary in lieu of notice. Mr. Sentjens’ current base salary under the contract is $135,000. He is also eligible to receive stock options as well as cash bonuses at the discretion of the Board of Directors, based on the Company meeting certain performance objectives (to a maximum of 30% of his base salary. In addition, Mr. Sentjens is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.
Wayne Hoyle serves as Director of Sales for the Offshore Systems Ltd. pursuant to an employment contract dated February 24, 2000, as amended. The employment contract is for no fixed term. The contract may be terminated by the Company at any time for cause, and at any time without cause upon notice in writing of three months plus one additional month for each year of service to a maximum of twelve months, or payment of severance equal to base salary for the notice period in lieu of notice. Mr. Hoyle’s current base salary under the contract is $105,000. Mr. Hoyle is also eligible to receive cash commissions on the gross sales of the Navigation Systems business unit. Those commissions totaled $63,671 for fiscal 2005. In addition, Mr. Hoyle is eligible to participate in a plan offered to all employees whereby the Company will pay a maximum of 4% of his base salary earned during the year to a designated registered retirement savings plan provided that he matches such payment. The employment contract also includes provisions in favor of the Company related to the confidentiality, proprietary rights and intellectual property, and non-competition and non-solicitation of employees and customers of the Company.

Composition of the Human Resources and Compensation Committee
The members of the Human Resources and Compensation Committee were Helmut Lobmeier, Walter Purio, and Raymond Johnston, all of whom served on the Committee throughout the financial year ended November 30, 2005. All of the members of the Committee are independent directors, have no indebtedness to the Company and have no interest in any material transactions with the Company.
REPORT ON EXECUTIVE COMPENSATION
The Company’s compensation policies are designed to recognize and reward the services of highly skilled executives, as well as provide compensation packages, with incentives, commensurate with industry standards.
Compensation packages reflect responsibilities and the marketplace and are designed to be competitive with (i) that of other publicly traded companies involved in industries similar to that of the Company and (ii) other publicly traded companies of comparable size in terms of revenue. In addition, the Company has analyzed compensation surveys and studies to compare the compensation packages to generally accepted practices for publicly traded companies. The major elements of the executive compensation packages consist of base salary, annual performance-based cash incentives, incentive stock options and a registered retirement savings plan contribution matching program. The Human Resources and Compensation Committee (the “Committee”) has the responsibility to annually review and recommend for approval by the Board, corporate goals and objectives relevant to the CEO’s compensation package, as well as review and approve the CEO’s compensation based on the Committee’s evaluation of the CEO’s performance. The Committee is also responsible to review, evaluate, and recommend compensation packages for (i) the directors of the Board, including the Chair of the Board (ii) each executive officer who reports to the CEO, and (iii) any other employee that the Committee determines appropriate from time to time.
Base salary has been determined for each Named Executive Officer based upon individual performance and, in relation to comparable positions within corporations of comparable size in similar industries. The compensation awarded to Kenneth Kirkpatrick, President and CEO, John Sentjens, Vice President, Finance and Corporate Secretary, and Andrew Carniel, Vice President, Corporate Development was determined with reference to a report dated October 19, 2005, prepared by Watson Wyatt & Company in connection with an assessment of the salaries to be paid to senior management of CHI Systems Inc., a corporation of a size comparable to the Company which was acquired by the Company in December of 2005. The report was based on a review of four published survey sources of compensation data for high tech companies. In electing to use that report, the Human Resources and Compensation Committee noted that CHI Systems Inc. is of a comparable size to the Company in terms of revenues and total number of employees, and is in a similar industry. Base salary levels are intended to attract and retain executives, provide fair and competitive compensation commensurate to an executive’s experience, as well as to reward individual performance and one’s achievement of objectives. Annual performance-based incentives are designed to encourage and award improved performance from year to year.

In February, 2005 the Board awarded the following bonuses to the Named Executive Officers in respect of the performance of the Company in the financial year ended November 30, 2004:

Kenneth Kirkpatrick	$22,500
Andrew Carniel	$7,500
John Sentjens	$15,000
The Board did not award any performances bonuses to the Named Executive Officers in respect of the financial year ended November 30, 2005.
The compensation of John Jacobson, the former President and CEO, (who left the Company on November 7, 2005) consisted of the same elements as are included in the compensation of other executive officers as described above and was established by the Board in consultation with the Human Resources and Compensation Committee based on its opinion as to a fair and reasonable compensation package, taking into account his contribution to the Company’s performance, long-term growth and corporate remuneration practices in Canada and abroad. Mr. Jacobson was not paid an incentive bonus in respect of the financial year ended November 30, 2005.
The compensation of Kenneth Kirkpatrick, the President and CEO, (who was appointed to those positions on November 7, 2005) consists of the same elements as are included in the compensation of other executive officers as described above and is established by the Board in consultation with the Human Resources and Compensation Committee based on its opinion as to a fair and reasonable compensation package, taking into account his contribution to the Company’s performance, long-term growth and corporate remuneration practices in Canada and abroad.
The Company’s executive compensation programs are also designed to attract and retain highly qualified senior executives and recognize that long-term performance incentives are an integral part of aligning the interest of executive officers and the Company’s shareholders. Long-term incentives are principally in the form of stock options. When determining whether and how new stock options are to be granted, the Human Resources and Compensation Committee considers a number of factors including salary, level of responsibility and the amount and terms of outstanding stock options. Stock options to executive officers are typically granted early in each fiscal year, vest immediately, and expire in three to five years.
The Company also has in place a plan for the executive officers and all other employees, including the Named Executive Officers, whereby the Company will pay a maximum of 4% of an employee’s base salary earned during the year to a designated registered retirement savings plan, provided that the employee matches such payment. The plan is intended to encourage employees to save for their retirement while providing an incentive package which is competitive with those offered by similar companies.
Submitted by the Human Resources and Compensation Committee for the financial year ended November 30, 2005:

Helmut F. Lobmeier (Chair of the Committee)
Raymond W. Johnston
Walter P. Purio

STOCK PERFORMANCE GRAPH
The following graph compares the total cumulative shareholder return for $100 invested in the common shares of the Company traded on the Toronto Stock Exchange (“TSX”) with the TSX S&P Composite Index during the period December 1, 2000 through November 30, 2005.
COMPENSATION OF DIRECTORS
Cash Compensation
During the financial year ended November 30, 2005, each member of the Board of Directors of the Company who was not an employee of the Company was entitled to receive $1,500 for each Board meeting attended in person, and $1,000 for each Board meeting which was held by means of telephone conference call if of significant length or involving significant preparation. The two directors who are resident in the United States were paid in U.S. funds, while the other directors (all Canadian residents) were paid in Canadian funds. During the fiscal year the Board held four face-to-face meetings and 13 telephone conference call meetings. The Company held an unusually large number of Board meetings during fiscal 2005 due to the need to analyze and consider two significant transactions, namely the $19.5 million private placement financing which was completed in April of 2005, and the acquisition of CHI Systems Inc. which was completed in December of 2005. Notwithstanding the rate set for fees payable for each meeting attended by a director, the Board elected to accept fees for only seven of the 13 meetings held by conference call. The directors as a group were paid an aggregate of approximately $87,710 for attending or participating in these meetings. In addition, the Chair of the Board was paid an annual retainer of $50,000. Each of the remaining directors was paid an annual retainer of $15,000. The Audit Committee chair was paid an annual retainer of $5,000 and the Human Resources and Compensation Committee chair was paid an annual retainer of $3,500. Members of the Audit Committee were paid $1,500 for each Committee meeting attended and the Human Resources and Compensation Committee were paid $1,000 for each Committee meeting attended. The members of the Executive Committee did not receive compensation to attend Committee meetings. Members of the Committees were paid a total of approximately $34,150 for attending or participating in a total of 10 Committee meetings.

Stock Options
The following directors received stock options under the Company’s 1998 stock option plan in their capacity as a director during the financial year ended November 30, 2005:

			Market Value of
			Securities
	Securities		Underlying Options
	Under Options	Exercise or Base	on the Date of
Name of Director	Granted (#)	Price of ($/Security)	Grant ($/Security)	Expiration Date
Raymond W, Johnston (1)	45,000	$0.88	$0.88	April 12/10
	100,000	$0.99	$0.99	July 28/10

Walter P. Purio	45,000	$0.88	$0.88	April 12/10
	100,000	$0.99	$0.99	July 28/10

Helmut F. Lobmeier	45,000	$0.88	$0.88	April 12/10
	100,000	$0.99	$0.99	July 28/10

E. Brinton Coxe	45,000	$0.88	$0.88	April 12/10
	100,000	$0.99	$0.99	July 28/10

Gerald J. Shields	45,000	$0.88	$0.88	April 12/10
	100,000	$0.99	$0.99	July 28/10

Notes:

(1)	Mr. Johnston serves as the Chair of the Board of Directors

(2)	Mr. Kirkpatrick also serves as President and CEO of the Company
Fees for Services as Consultants or Advisors
Brinton Coxe, a director of the Company, providing advisory services to the Company in structuring and arranging a private placement financing which was completed in April 2005. In consideration for providing his advisory services, the Company paid him compensation of $815,908 and 350,000 common share purchase warrants, each exercisable into one common share at the price of $0.85.
During fiscal 2005 the Company engaged the services of two law firms of which Gerald Shields, a director, has an interest (Mr. Shields having moved from his former firm to his current firm during the year). The Company paid to those law firms a total of $199,196 in legal fees, disbursements and taxes during the fiscal year. The law firms provided legal services for two significant transactions, namely the private placement financing which was completed in April of 2005, and the acquisition of CHI Systems Inc. which was completed in December of 2005, as well as general corporate and securities law services. Fees paid to those law firms in the prior year were less than $60,000.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS
The only compensation plans under which equity securities of the Company are authorized for issuance are the three Stock Option Plans of the Company, all of which have been approved by the shareholders. The following table sets out a summary of the number of securities to be issued upon the exercise of outstanding options as at the Company’s year-end of November 30, 2005.

			Number of Securities
			Remaining Available for
			Future Issuance Under
	Number of Securities to be	Weighted-Average Exercise	Equity Compensation Plans
	Issued Upon Exercise of	Price of Outstanding	(Excluding Securities
	Outstanding Options,	Options, Warrants and	Reflected in
	Warrants and Rights	Rights	Column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	3,674,417	$0.96	690,077

Equity compensation plans not approved by securityholders	0	0	0

Total	3,674,417	$0.96	690,077
CORPORATE GOVERNANCE
Board of Directors
As of the date of this Information Circular, the directors of the Company are Raymond Johnston, Kenneth Kirkpatrick, Brinton Coxe, Helmut Lobmeier, Walter Purio, and Gerald Shields. Messrs. Johnson, Lobmeier, and Purio are independent directors, while Messrs. Kirkpatrick, Coxe, and Shields are not independent.
A member of the Board is considered not to be “independent” if he or she has a direct or indirect “material relationship” with the Company as set out in Section 1.4 of a securities regulatory policy to which the Company is subject, which is know as Multilateral Instrument 52-110. Mr. Kirkpatrick is not an independent director inasmuch as he serves as President and CEO of the Company. Mr. Coxe is not an independent director due to the fact that the Company paid him fees for providing advisory services to the Company during the financial year ended November 30, 2005. Mr. Shields is not independent inasmuch as he is a partner in a law firm which provides legal services to the Company and for which it is paid fees.
Directors who have an interest in a transaction involving the Company are required to declare such interests and abstain from voting on any resolution respecting the transactions.

The following directors of the Company are currently directors of other reporting issuers as noted opposite their names:

Name	Name of Reporting Issuers
Gerald J. Shields	Trend Technology Corporation
E. Brinton Coxe	InNexus Biotechnology Inc.
During the course of meetings of the Board of Directors, the Board regularly holds in-camera sessions at which members of management, including Mr. Kirkpatrick, the President and CEO, are excused. The two other directors who are not independent, namely Messrs. Coxe and Shields, generally participate in these in-camera sessions unless the matter being considered related to the provision of services by them to the Company, in which case they do not participate in such sessions. The independent directors do not regularly hold meetings consisting only of the independent directors due to the size of the board and the circumstances under which Messrs. Coxe and Shields have been determined to be not independent. The Board is of the view that the openness and candour of its discussions are not tainted by the participation of Messrs. Coxe and Shields in such discussions, unless the matter under consideration relates to their engagement to provide services, in which case they absent themselves from such discussions.
Mr. Johnston, who serves as Chair of the Board (which is not a full-time position), is an independent director. The responsibilities of the Chair include ensuring that the Board discharges its obligations, understands the boundaries between the responsibilities of the Board and those of management, ensuring that all Board meetings are run in an orderly manner, assisting and scheduling Board meetings, ensuring that the Board complies with the Company’s Corporate Governance Policies, ensuring that the Board meets on a regular basis without management.
From December 1, 2004 to November 30, 2005, the Board held four face-to-face meetings and 13 meetings by way of telephone conference call. The Company held an unusually large number of meetings in order to consider the $19.5 million financing which the Company completed in April of 2005, and the acquisition of CHI Systems Inc. which was completed in December of 2005. All of the current directors participated in all of the meetings except Messrs. Purio and Shields, who each missed one conference call meeting, and Mr. Coxe who did not participate in five meetings (of which he absented himself from three at the request of the Company because the matter under consideration was the above-mentioned financing, in respect of which Mr. Coxe was being paid to provide advisory services).
Board Mandate
The Board’s mandate is set out in the Company’s Corporate Governance Policy. A true copy of the Board’s mandate as extracted from the Corporate Governance Policy is attached as Schedule A to this Information Circular.
Position Descriptions
The Board has developed a written position description for the Chair. The Board has not developed written position descriptions for the Chairs of any of the Board committees. However, by Company practice the Chair of each committee is charged with the responsibility of scheduling committee meetings and putting forth the proposed agenda for the meetings, ensuring that the committee fulfils its mandate as set out in the Company’s

Corporate Governance Policy, ensuring that proper minutes of the meetings are taken and preparing and submitting reports to the Board respecting the proceedings of the committees.
The Company and the CEO have developed a written position description for the CEO.
Orientation and Continuing Education
New directors are given extensive briefings by the Chair of the Board, the CEO, and other members of senior management with respect to the business and operations of the Company, and they make an on-site visit to the Company’s headquarters. New directors are also provided with a record of public and other pertinent information concerning the Company, as well as a corporate manual. Directors are provided with summaries of developments and regulatory amendments to corporate governance policies on an ongoing basis. At the last Board meeting of each year a proposed schedule for Board meetings for the forthcoming year is presented, and the time commitment required of the Board and committee members is reviewed to ensure that all directors and committee members are made aware of what is expected of them.
Ethical Business Conduct
The Company has adopted a Code of Ethics for Directors and Senior Officers (the “Code”) which has been distributed to them, as well as a Code of Ethics for Employees which has been distributed to all directors, officers, employees and consultants. Copies of the Code are available from the Company on written request and are available for viewing on www.sedar.com and the Company’s investor website at www.osil.com. If a person knows or suspects a violation of the Code to which he or she is subject, that person must immediately report the alleged violation to the Chair of the Board or, if he or she is not available, then the Chair of the Audit Committee. In addition, the Board has adopted a whistle blower policy for directors, officers and employees and a whistler blower policy for third parties (i.e. persons who are not employed by the Company) which permit people to anonymously report unethical conduct concerning directors, officers and employees of the Company.
Nomination of Directors
Due to the relatively small size of the Board, the Board does not have a nominating committee; rather, the Board as a whole assumes responsibility to assess and make recommendations regarding Board effectiveness and to establish a process for identifying, recruiting, appointing, re-appointing, and providing ongoing education and development for directors.
Compensation
The Human Resource and Compensation Committee is mandated to review, and recommend to the Board for approval, the remuneration of senior management and directors. Compensation is reviewed not less than annually. The Human Resource and Compensation Committee and the Board consider responsibilities, risks, time commitment, and comparative remuneration in determining compensation.
The Human Resources and Compensation Committee retained the firm of Watson Wyatt & Company to prepare a survey of compensation in connection with the consideration of compensation set for John Sentjens, Vice President, Finance and Corporate Secretary, and Andrew Carniel, Vice President, Corporate Development. Watson Wyatt was mandated to provide salary ranges for senior executives holding those positions in companies of comparable size in the high tech industry. See “Report on Executive Compensation” for further particulars.
Kenneth Kirkpatrick was appointed to the position of President and CEO in November of 2005. The Human Resources and Compensation Committee set Mr. Kirkpatrick’s compensation in those capacities with reference to the report received from Watson Wyatt & Company referred to above.
Other Board Committees
In addition to the Audit Committee and the Human Resources and Compensation Committee, the Board has one other standing committee, namely the Executive Committee. The responsibilities of the Executive Committee are to:
(a)	recommend corporate governance procedures;

(b)	define limits of management’s responsibilities;

(c)	to assist the Board in identifying new directors for nomination to the Board and to assess directors on an ongoing basis;

(d)	oversee the adequacy of operating capital to implement the Company’s business plan;

(e)	approve the engagement of individual directors of outside advisors at the Company’s expense at appropriate circumstances; and

(f)	oversee the Company’s activities in the area of investor relations and relations with the capital markets.
Assessments
Pursuant to the Company’s corporate governance policy, the Board is responsible for annually assessing the effectiveness of the Board as a whole, its committees and the contributions of individual directors.
AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR
Pursuant to Multilateral Instrument 52-110 Audit Committees, the Company has provided disclosure with respect to its Audit Committee in the Company’s annual information form. Please refer to the annual information form for this information. The annual information form is available on SEDAR at www.sedar.com.
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS
None of the directors or executive officers of the Company was indebted to the Company at any time during the financial year ended November 30, 2005. The Company does not have any programs under which it loans money to directors or executive officers to purchase securities of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS
Other than as set forth in this or any previous Information Circular, and other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, any member beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company, nor an associate of affiliate of any of the foregoing persons, had since December 1, 2004, being the date of commencement of the Company’s last completed financial year, any material interest, direct or indirect in any transactions which materially affected the Company or in any proposed transaction which has or would materially affect the Company.
APPOINTMENT OF AUDITOR
Ernst & Young LLC, Chartered Accountants, of 700 West Georgia Street, 23rd floor, Vancouver, British Columbia, V7Y 1C7 will be nominated at the meeting for reappointment as auditor of the Company. Ernst & Young LLC was first appointed auditor on April 17, 2003. Price Waterhouse Coopers LLP, Chartered Accountants was the Company’s previous auditor.
MANAGEMENT CONTRACTS
Management services for the Company are not, to any material degree, performed by persons other than the directors and executive officers of the Company.
PARTICULARS OF MATTERS TO BE ACTED UPON
Change of Name
The Board of Directors of the Company is proposing that the Company change its name to “OSI Geospatial Inc.”
The term “geospatial” refers to geographic location and characteristics of natural or constructed features and boundaries on, above, or below the earth’s surface, especially referring to data that is geographic and spatial in nature.
The new name is a representation of both the Company’s rich history and vision for the future. The Company’s historic focus has been on navigation systems and software for the marine market. However, with the Company’s expansion into command, control, and intelligence applications for enhancing situational awareness in land and air systems as well as marine systems and its recent acquisitions of Mapcon Mapping Consultants Inc. and CHI Systems Inc., the Board is of the view that the proposed name “OSI Geospatial Inc.” better reflects the Company’s broad range of products and services.
The change of name requires approval by way of special resolution of the shareholders, being a resolution passed by not less than 66 2/3 of the votes of the shareholders represented in person or by proxy at the Meeting. The change of name will constitute an amendment to the Company’s Notice of Articles and Articles, accordingly, the shareholders will be asked to consider and, if deemed appropriate, approve a special resolution substantially in the following form:

”RESOLVED AS A SPECIAL RESOLUTION THAT:
1.	The name of the Company be changed to “OSI Geospatial Inc.”;

2.	the Notice of Articles and Articles of the Company be altered accordingly; and

3.	notwithstanding the foregoing, the Board of directors of the Company shall have sole and complete discretion to determine whether or not to carry out the change of the Company’s name and, notwithstanding shareholder approval of the proposed change of name, there shall be no obligation to proceed with such name change.”
The proposed form of special resolution is subject to such minor amendments as may be recommended by the Company’s legal counsel but which will not affect the substance of the special resolution.
The Board of Directors recommends approval of the proposed change of name.
DISCLOSURE RESPECTING SECURITY-BASED COMPENSATION ARRANGEMENTS
The TSX requires that issuers disclose the terms of any security based compensation arrangements which they have in place. The only security based compensation arrangements which the Company has in place are its three incentive stock option plans (collectively the “Stock Option Plans”) which were adopted in 1994, 1996 and 1998. All three Stock Option Plans were approved by the TSX and by the shareholders of the Company by way of disinterested vote, and terms of all three are the same in all material respects except for the number of shares reserved for issuance under them. The Company has three Stock Option Plans because, historically, as the number of shares available for granting under one Stock Option Plan was depleted, the Company would adopt another plan. Since 1998 the Company has amended its 1998 Stock Option Plan on three occasions to replenish the number of shares available for granting under the plans, rather then adopting a new plan. The information set out below is with respect to all three Stock Option Plans and amendments combined as if they were all one plan. This information is being provided to meet the Company’s disclosure obligations under TSX policies. The Company is not seeking shareholder approval to amend any of the Stock Option Plans or to otherwise obtain approval for any security based compensation arrangements.
Eligible Participants. Stock options may be issued to directors, senior officers, employees, contractors, consultants, and other service providers of the Company or of any of its affiliates or subsidiaries.
Number of Securities Issued and Issuable. Each stock option granted under the Stock Option Plans is exercisable into one common share of the Company. As of the date of this information circular, a total of 3,537,084 stock options have been granted and are unexercised, representing 11.3% of the total issued and outstanding common shares of the Company. In addition, a total of 827,410 stock options are issuable under the Stock Option Plans as of the date hereof, representing 2.6% of the number of common shares currently outstanding. The total number of stock options issued and issuable under the Stock Option Plans as of the date hereof represent 13.9% of the total issued and outstanding shares of the Company.

Maximum Stock Options per Person. The number of shares reserved for issuance to any one stock option holder pursuant to stock options granted under the Stock Option Plans may not exceed 5% of the outstanding common shares of the Company at the time of grant.
Exercise Price. The exercise price of stock options granted under the Stock Option Plans is set by the Board at the time that the stock options are granted. The exercise price must be not less than a price equal to the closing price of the Company’s common shares on the TSX on the date immediately preceding the date of grant.
No Assignment. The stock options may not be assigned or transferred.
Vesting. The Board has discretion to impose terms and conditions as to the vesting of stock options. Any vesting provisions are set at the time that the stock options are granted.
Term. The term of stock options is set by the Board at the time of grant. No maximum term is prescribed under the Stock Option Plans. To date no options have ever been granted by the Board for a term exceeding five years.
Termination of Options. The provisions respecting termination of stock options may be set by the Board. If the Board does not so specify, stock options held by an optionee terminate after the earliest of (i) three months after the optionee’s employment terminates by reason of his disability or retirement, (ii) 12 months after his or her death (in which case his or her estate may exercise them), (iii) 30 days from the date of termination of the optionee’s employment with the Company other than by reason of death, disability or retirement. Generally speaking, if an employee is terminated without cause, the Board will allow the employee to retain his or her stock options for the unexpired term of the stock options.
Amendments to Stock Option Plans. No material amendments may be made to the Stock Option Plans without the approval of the TSX and the Company’s shareholders by way of disinterested vote.
Financial Assistance. The Company does not provide financial assistance to optionees to facilitate the exercise of their options. The Company’s Stock Option Plans contain provisions for the creation of a payroll deduction plan to fund option exercises, but the Company has not implemented such a plan.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON
Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.
ADDITIONAL INFORMATION
Additional information respecting the Company is available on the SEDAR website at www.sedar.com or the Company’s web site at www.osil.com. Securityholders may contact the Company to request copies of the Company’s financial statements and management’s discussion and analysis at the following address:
OFFSHORE SYSTEMS INTERNATIONAL LTD.
Suite 107 – 930 West 1st Street
North Vancouver, British Columbia, Canada
V7P 3N4
Phone: 604-904-4600
Email: IR@osl.com
Financial information is provided in the Company’s comparative financial statements and management’s discussion and analysis for the financial year ended November 30, 2005.
BOARD APPROVAL
The contents and sending of this Information Circular have been approved by the Board of Directors of the Company.
ON BEHALF OF THE BOARD OF DIRECTORS
KENNETH KIRKPATRICK
President and Chief Executive Officer
JOHN T. SENTJENS
Secretary

SCHEDULE A
MANDATE OF THE BOARD OF DIRECTORS
The board of directors of the Corporation has overall responsibility for the stewardship of the Corporation, including responsibility for:
(a)	Adoption of a strategic planning process and approval and review, on at least an annual basis, of a strategic plan which takes into account, among other things, the opportunities and risks of the Corporation’s business;

(b)	identification of the principal risks of the Corporation’s business and ensuring the implementation of appropriate systems to manage these risks;

(c)	succession planning, including appointing, training and monitoring senior management in general and the CEO in particular;

(d)	communication policies for the Corporation, which policies should (i) address how the Corporation interacts with analysts, investors, other key stakeholders and the public; (ii) contain measures for the Corporation to comply with its continuous and timely disclosure obligations and to avoid selective disclosure; and (iii) be reviewed at least annually;

(e)	the integrity of the Corporation’s internal control and management information systems;

(f)	developing the Corporation’s approach to corporate governance issues; and

(g)	assessing the effectiveness of the Board, the recruitment of new directors and the provision of orientation and education programs for new directors.
Strategic Planning
Senior management of the Corporation must develop long-term strategies with respect to the Corporation’s operations to be adopted by the board of directors. The strategies are to be reviewed and updated not less than annually and otherwise as reasonably required. Included in the development of these long-term strategies will be annual strategic, operating and capital plans. The strategic plan is to take into account, among other things, the opportunities and risks of the Corporation’s business.
Identification and Management of Risks
The board of directors has the responsibility to identify the principal risks of the Corporation’s business and must, with management, establish systems and procedures to ensure that these risks are monitored. These systems and procedures must include the effective management of the Corporation’s assets and financial resources, and must ensure compliance with all regulatory obligations.
Supervision and Succession of Management
The board of directors is responsible for the supervision of senior management to ensure that the operations of the Corporation are conducted in accordance with objectives set by the board. The board must approve all appointments of senior management and, as part of the Corporation’s planning process, review and discuss succession planning for senior management positions.
Corporate Disclosure Policy
The Corporate Disclosure Policy of the Corporation is attached as Appendix A. Following it will ensure that all material issues relating to the Corporation are communicated to shareholders and other stakeholders adequately. It includes provisions regarding the release of annual and quarterly reports and press releases.
In addition to annual general meetings, meetings will be held from time to time in each year between management and various investors, investment analysts, credit rating agencies and financial institutions. Selective disclosure to investors and investment analysts is not permitted and the Corporate Disclosure Policy contains measures to ensure this does not occur.
The Corporate Disclosure Policy must be reviewed annually by the board.
Internal Control
The board of directors, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Corporation. The duties of the Audit Committee are discussed below.
Securities Trading Policy
The Securities Trading Policy of the Corporation is attached as Appendix B. It sets out Blackout Periods during which trading in securities of the Corporation is prohibited.
Outside Advisors
An individual director may engage an outside advisor at the expense of the Corporation in appropriate circumstances and subject to approval of the Executive Committee of the board.
Independence of the Board
In order to ensure that the board of directors can function independently of management, it must:
(a)	appoint a chair of the board who is not a member of management who will have responsibility to ensure the board discharges its responsibilities; or

(b)	assign this responsibility to an outside director known as the lead director. The chair or lead director should ensure that the board:

(a)	understands the boundaries between the board and management responsibilities;

(b)	addresses its responsibilities under this Corporate Governance Policy; and

(c)	meets on a regular basis without management present.

Offshore Systems International Ltd.
Request for Financial Statements
National Instrument 51-102 provides shareholders with the opportunity to elect annually to receive (i) the annual financial statements and management’s discussion and analysis (MD&A) and/or (ii) the interim financial statements and MD&A of the Issuer.
These documents will be accessible under the Issuer profile of Offshore Systems International Ltd. at www.sedar.com and on the Company’s web site at www.osil.com. However, if you wish to receive these documents by mail, please check the applicable box below.

☐	I wish to receive the Company’s 2006 annual report which includes the annual financial statements and MD&A

☐	I wish to receive the Company’s quarterly reports for the 2006 financial year which include the interim financial statements and MD&A

COMPLETE AND RETURN THIS FORM TO:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, ON M5J 2Y1

NAME:

ADDRESS:

POSTAL CODE:

I confirm that I am the BENEFICIAL owner of                                                                          shares of the Issuer.
I confirm that I am the REGISTERED owner of                                                                           shares of the Issuer.
SIGNATURE OF
SHAREHOLDER:                                                                                                                         DATE:
CUSIP:
SCRIP COMPANY CODE:

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

	By:	“Ken Kirkpatrick” Title: President & CEO

Date: March 22, 2006